[redacted]

DB 3/10 *

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response . . . 12.00

UNITED S
SECURITIES AND EXCE
08028750
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: PALAFOX TRADING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER JENSON (312) 395-3889
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

TM 3/20

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY, 10017
Telephone (646) 471-3000
Facsimile (813) 298-6000

Report of Independent Auditors

To the Member of Palafox Trading LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Palafox Trading LLC (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2008

PALAFOX TRADING LLC
(A Delaware Limited Liability Company)
(SEC File Number 8-66420)

Statement of Financial Condition
as of December 31, 2007
and Independent Auditors' Report

Claim for Exemption from the Registration
Requirements of the Regulations Adopted by the U.S.
Commodity Futures Trading Commission (the "CFTC") has been filed
by the Commodity Pool Operator of Palafox Trading LLC
on the basis of CFTC Rule 4.13(a)(4)

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

PALAFOX TRADING LLC

STATEMENT OF FINANCIAL CONDITION
(Expressed in U.S. dollars in thousands)
December 31, 2007

ASSETS

Assets:		
Cash and cash equivalents	$	89,944
Securities purchased under agreements to resell		3,702,625
Interest receivable		286
Receivable from affiliate		7,700
Total assets	$	3,800,555

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Payable to clearing organization	$	3,917
Securities sold under agreements to repurchase		3,672,493
Payable to affiliate		296
Total liabilities		3,676,706
Member's capital		123,849
Total liabilities and member's capital	$	3,800,555

See notes to statement of financial condition.

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
(Expressed in U.S. dollars)
December 31, 2007

Palafox Trading LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer, is a member of the Financial Industry Regulatory Authority ("FINRA"), a clearing member of the Fixed Income Clearing Corporation ("FICC"), a member of Eurex Deutschland, Eurex US, Euronext Paris, and a non-clearing member of the London International Financial Futures and Options Exchange ("LIFFE"). From January 1, 2007 through November 30, 2007, Fairfax International Investments Ltd. ("Fairfax"), a Cayman Islands exempted company was the Company's only member. As of December 1, 2007, the Company's only member is Citadel Equity Fund Ltd. ("CEFL"), a Cayman Islands exempted company. Citadel Holdings Ltd. ("CTHL"), a Cayman Islands exempted company, is the sole shareholder of CEFL.

Citadel Limited Partnership ("CLP"), a Delaware limited partnership, is responsible for managing all investment and administrative activities for the Company, Fairfax, and CEFL. Pursuant to Part 4 of the regulations promulgated by the U.S. Commodity Futures Trading Commission ("CFTC"), CLP is an exempt "commodity trading advisor" and an exempt "commodity pool operator" with respect to the Company and CTHL. The Company and CTHL are "commodity pools" operated by CLP pursuant to CFTC Rule 4.13(a)(4). With respect to Fairfax and CEFL, CLP is a registered "commodity trading advisor" and "commodity pool operator." Fairfax and CEFL are "commodity pools" operated by CLP pursuant to CFTC Rule 4.7. Citadel Investment Group, L.L.C. ("CIG"), a Delaware limited liability company, and an affiliate of CLP, provides administrative and investment-related services to the Company. Citadel Solutions LLC ("CSL"), a Delaware limited liability company and an affiliate of CIG, is responsible for providing certain administrative services to the Company. Under the terms of the Company's Third Amended and Restated Limited Liability Company Operating Agreement ("LLC Operating Agreement") dated as of December 1, 2007, the Company will terminate on December 31, 2034, although it may be terminated earlier at the discretion of CLP or its member.

(1) Summary of Significant Accounting Policies:

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in accordance with GAAP requires CLP to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents in the statement of financial condition as cash and funds held in liquid investments with original maturities of ninety days or less. Substantially all cash and cash equivalents are held at a major U.S. bank.

(Expressed in U.S. dollars)

(1) Summary of Significant Accounting Policies, Continued:

Interest Revenue and Expense

Interest revenue (expense) is recognized on the accrual basis when a reasonable expectation of collection exists.

Foreign Currency Transactions

The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates at 2:00 pm CST on the date of valuation. Changes in foreign exchange rates on assets and liabilities are isolated from the fluctuations arising from changes in the fair value of assets and liabilities held.

Repurchase and Resale Agreements

The Company engages in collateralized financing transactions consisting of securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements"). Repurchase and resale agreements are short-term in nature, and are recorded at the amounts at which the underlying securities will be subsequently repurchased or resold as specified under their respective agreements plus accrued interest. In accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* ("FIN 41"), the Company records the net repurchase or resale agreement position in the statement of financial condition if the legal right of offset exists. As of December 31, 2007, the Company's assets and liabilities were netted by approximately $1,676,851,423 as a result of the application of FIN 41.

The Company is a netting member of the Government Securities Division of the FICC, an industry clearing house for resale and repurchase transactions. On the evening of every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. To date, the Company has cleared substantially all of its resale and repurchase transactions with unaffiliated counterparties through FICC on a fully disclosed basis.

Repurchase and resale agreements are collateralized primarily as a percentage of the fair value of the securities bought or sold. The Company monitors collateral fair value on a daily basis relative to the amounts due under the agreements, including interest, and when necessary, requires the transfer of cash or securities in order to manage its exposure and ensure excess collateral. If the counterparty defaults, realization of the collateral by the Company may be delayed or limited. The Company has accepted collateral that it is permitted by contract or custom to sell or repledge. As of December 31, 2007, the Company had repurchase agreements with collateral having a fair value of $5,282,905,529 and the Company also had resale agreements with collateral having a fair value of $5,318,414,804 of which $30,241,449 has been repledged.

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
(Expressed in U.S. dollars)
December 31, 2007

(1) Summary of Significant Accounting Policies, Continued:

Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure would result from future claims that may be, but have not yet been made against the Company, based on events which have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's statement of financial condition and as such, has recorded no liability on the statement of financial condition.

(2) New Accounting Pronouncements:

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* ("FIN 48"). On February 1, 2008, the FASB subsequently issued FASB Staff Position FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises,* allowing deferral of the implementation of FIN 48. FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company expects to adopt the provisions of FIN 48 during 2008. Adoption of FIN 48 is not expected to have a material effect on the Company's results of operations or financial position. However, CLP's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analysis of tax laws, regulations and interpretations.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risk inherent in the inputs to the model, if market participants would also include such an adjustment. SFAS 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily regularly available in an active market.

In addition, under SFAS 157 the Company will be required to make certain disclosures regarding the inputs used to measure fair value. The standard establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions and inputs developed based on the best available information (unobservable inputs). The provisions of SFAS 157 are generally to be applied prospectively and are effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company's results of operations or financial position.

(Expressed in U.S. dollars)

(2) New Accounting Pronouncements, Continued:

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"), including an amendment of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. SFAS 159 permits entities to choose to measure many financial instruments, and certain other items, at fair value, with changes in fair value recognized in earnings. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 applies to reporting periods beginning after November 15, 2007. The Company is currently evaluating the potential impact on its results of operations or financial position upon adoption of SFAS 159.

(3) Income Taxes:

The Company has elected under Internal Revenue Code Regulation Section 301.7701-3(c) to be disregarded as a separate entity for federal income tax purposes. As a disregarded entity, the Company is not subject to federal or state income tax directly. The Company's current year taxable income will be included pro-rata in the federal and state tax filings of Fairfax and CEFL.

(4) Transactions with Related Parties:

Pursuant to an administrative services agreement, the Company must make payments to CIG for direct and allocable administrative, general and operating expenses paid by CIG, on behalf of the Company, as well as for the administrative services provided by CIG.

As of December 31, 2007, the Company had repurchase and resale agreements with Fairfax in the amount of $2,671,349,045 and $43,793,750, respectively, as well as the associated interest accruals of $24,489,948 and $10,618,791 and had repurchase agreements with CEFL in the amount of $952,324,679 and the associated interest accrual of $29,555 that are reflected on the statement of financial condition in securities sold under agreements to repurchase and securities purchased under agreements to resell, respectively. The Company paid cash collateral of $7,700,000 to Fairfax as of December 31, 2007 as a result of exposure related to these transactions, which is reflected as part of the receivable from affiliate balance on the statement of financial condition. During the year, the Company had repurchase agreement transactions with Citadel Kensington Global Strategies Fund Ltd. ("Kensington"), a Bermuda company, Triumph Capital Ltd. ("Triumph"), a Cayman Islands exempted company and Citadel Treasury International Ltd. ("CITT"), a Cayman Island exempted company, all affiliated entities. There were no outstanding agreements with these affiliated entities as of December 31, 2007.

Certain of the Company's present and future obligations arising out of transactions entered into under agreements with various financial institutions have been guaranteed by Fairfax.

(4) Transactions with Related Parties, Continued:

Any value related to intellectual property, utilized by CLP and/or its affiliates to operate the Company's business, is owned by CLP and/or its affiliates. CLP and certain of its affiliates have a revocable, non-transferable, royalty-free right to use, reproduce, and revise this intellectual property.

(5) Risk Management:

Market risk is the potential for changes in the value of Investment Positions, which may include the Company's securities underlying repurchase and resale agreements ("Investment Positions"), due to market changes, including interest and currency rate movements as well as fluctuations in the prices of Investment Positions. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. Market risk is managed in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivatives. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Investment Positions and the instruments used to hedge such Investment Positions.

Credit risk is the risk of loss due to the failure of a counterparty to perform according to the terms of a contract. Substantially all of the Company's credit risk relates to principal transactions with Fairfax. This limits the type and nature of risk of credit loss due to counterparty failure.

Since the Company does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can result in a concentration of credit risk with one or more of these institutions. This risk is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in countries where they conduct their business activities. These rules and regulations generally require maintenance of minimum net capital and segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves.

The Company may sell various financial instruments which it does not yet own or does not choose to deliver ("short sales"). The Company is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, the Company's obligation to deliver this instrument, reflected as a liability in the statement of financial condition, is correspondingly increased, and principal transactions, net is correspondingly reduced in the statement of income. A short sale involves the risk of an unlimited increase to market price of the particular investment sold short, which could result in an inability to cover the short position and theoretically unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase. To manage this market risk, the Company may hold Investment Positions which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Investment Positions as deemed necessary. The Company had no short sales as of December 31, 2007.

The Company provides guarantees to a securities clearinghouse (FICC). Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CLP believes the potential for the

(Expressed in U.S. dollars)

(5) Risk Management, Continued:

Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(6) Derivative Financial Instruments:

Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. Derivatives are typically also subject to certain additional risks, such as those resulting from leverage and less liquidity, to which the underlying financial instruments may not be subject. The Company may use derivative financial instruments in the normal course of its business to take speculative Investment Positions as well as for risk management purposes. The Company's derivative financial instrument risks should not be viewed in isolation, but rather CLP believes they should be considered on an aggregate basis along with the Company's other investing activities. The Company manages the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management. The Company had no outstanding derivative holdings as of December 31, 2007.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until the delivery date, regardless of the changes in their value or the Company's investment strategy. Exposure to market risk is managed in accordance with risk limits set by the Company's buying or selling instruments or entering into offsetting positions. The Company had no open futures contracts as of December 31, 2007.

(7) Regulatory Requirements:

The Company is subject to the net capital requirements of the SEC "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2007, net capital was approximately $113,332,652 in excess of the required minimum net capital.

The Company is also subject to the requirements of the SEC "Computation for Determination of Reserve Requirements" (Rule 15c3-3). However, the Company does not carry any securities for the account of a customer as defined in Rule 15c3-3. Therefore, there are no reportable amounts as of December 31, 2007.

Additionally, The Company is subject to minimum equity requirements and minimum excess net capital requirements of the FICC. The Company is required to maintain minimum equity of $50,000,000 and minimum excess net capital of $10,000,000. At December 31, 2007, equity was approximately $73,849,322 in excess and net capital was approximately $103,332,652 in excess of the required minimums.

****

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITIONS, Continued
(Expressed in U.S. dollars)
December 31, 2007

In accordance with the rules of the U.S. Commodity Futures Trading Commission, the undersigned affirms that, to the best of its knowledge and belief, the information contained in the statement of financial condition is accurate and complete.

CITADEL LIMITED PARTNERSHIP
Manager and Commodity Pool Operator for the
Commodity Pool, Palafox Trading LLC
by: Citadel Investment Group, L.L.C., its general partner
by: Peter Jenson, Global Controller

END